As filed with the Securities and Exchange Commission on June __, 2000

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                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549



               Amendment No. 1 to the Registration Statement on
                                  FORM N-8B-2




                              FILE NO. 811- 09409



                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                        Pursuant to Section 8(b) of the

                        Investment Company Act of 1940



                                 AMADEO TRUST


             NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES



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I.   ORGANIZATION AND GENERAL INFORMATION

     1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

               Amadeo Trust ("Trust").


               Internal Revenue Service Employer Identification Number is:
               88-0429668

          (b) Furnish title of each class or series of securities issued by the trust.

               The Trust issues only one class of securities named "units of beneficial interest" ("Unit").


          2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.


                    Amadeo, Inc. ("Depositor")
                    233 South 4th St.
                    Las Vegas, NV 89101

                    Internal Revenue Service Employer Identification Number is:
                    88-0429669


          3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.


                    Bank of America, National Association (the "Bank"), as successor to NationsBank, N.A. ("Trustee")
                    NC1- 005-14-02
                    121 W. Trade St.
                    Charlotte, NC 28255

                    Internal Revenue Service Employer Identification Number is:
                    94-1687665

                    U.S . Bank National Association ("USBNA")
                    U.S. Bank Corporate Trust Service
                    180 East Fifth Street
                    St. Paul, MN 55101


                    Internal Revenue Service Employer Identification Number is:
                    41-0417860

          4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.


                    None. The Trust's initial offering of shares was pursuant to Section 4(2) of the Securities Act of 1933 ("1933 Act"). Subsequently, gifts of interests in the Trust ("Units") were made to 125 charitable organizations. As of May 31, 2000, the Depositor was the owner of 99.999% of the interests of the Trust.


          5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                    State of New York.

          6. (a) Furnish the date of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)


                         The Trust Indenture and Agreement (the "Indenture") under the terms of which the Trust was created is incorporated by reference to Exhibit A.(1) of the Registration Statement on Form N-8B-2 ("Registration Statement") filed with the Securities and Exchange Commission ("SEC") on August 13, 1999. The Indenture was effective June 30, 1999. The parties to the Indenture are the Depositor, the Trustee and the Bank in its individual capacity. A technical amendment to the Indenture was executed by the parties thereto effective May 24, 2000. (See Exhibit (A)(1)(b)). References to the Indenture shall be deemed to be to the Indenture as so amended. The Indenture provides that in no event shall the Trust continue beyond the last business day ("Business Day") of 2007. For purposes of the Indenture, Business Day means any day other than a Saturday, Sunday or a day which in the State of North Carolina or the states where the principal corporate trust office of the indenture trustee ("Indenture Trustee") for the Notes deposited in the Trust (reference is made to the information provided in Item (11), below, for the definition of the term "Notes") or the Trust's registrar and paying agent ("Registrar and Paying Agent") are located is a legal holiday or a day on which banking institutions are authorized by law to close.

                         An agreement ("Agreement") was also entered into between the Depositor and the Trust on June 30, 1999 pursuant to which the Depositor conveyed to the Trust securities which currently make up all the underlying securities ("Securities") of the Trust in exchange for 9,000,000 Units which currently represent 100 % of the undivided fractional interests in the Trust.


               (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.


                         The Trustee entered into an Administrative Services Agreement ("Administrative Agreement"), incorporated by reference to Exhibit A.(2) of the Registration Statement, with USBNA under which USBNA serves as administrative agent and as a sub-trustee to the Trust and executes many of the duties of the Trustee under the Indenture. The Administrative Agreement was entered into on June 30, 1999, and will terminate with the dissolution of the Trust. Reference is also made to the information provided in Item (6)(a) above.


          7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                    The name of the trust has never been changed.


                    On March 22, 2000, Amadeo Trust received approval to do business under a fictitious name in Nevada. The name is Salieri Business Trust.

                    Former Name: None.

                    Approximate Date of Change: Not applicable.


          8.   State the date on which the fiscal year of the trust ends.

                    December 31.

MATERIAL LITIGATION


          9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding - which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.


                    None.

II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST AND GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

          10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

               (a)  Whether the securities are of the registered or bearer type.

                         Registered.

               (b) Whether the securities are of the cumulative or distributive type.

                         Distributive.

               (c) The rights of security holders with respect to withdrawal or redemption.


                         Reference is made to the information provided in Item
                    (10)(d), below.


               (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.


                    (A)  Transfer of Units

                         Each Unit issued by the Trust is offered under an exemption from registration under the 1933 Act and, therefore, may not be transferred to any person other than the Depositor without an opinion of counsel ("Opinion") to the Trustee to the effect that the transfer can be made without registration under the 1933 Act. The registered holder of a Unit ("Unitholder") may transfer all or a portion of its Units a) to the Depositor, if the Depositor is willing to purchase them; or b) to another person in this case by executing or causing its authorized attorney to execute a written instrument or instruments of transfer in a form satisfactory to the Trustee and delivering such instrument or instruments together with the Opinion to the Trustee at the Trustee's address listed in Item (3) above ("Trustee's Office"). Upon receiving such items, the Trustee (or if directed by the Trustee, the Registrar and Paying Agent) will register the transferred Units in the name of the transferee. The Trustee may treat the person in whose name any Unit is registered upon the books of the Trustee or the Registrar and Paying Agent as the owner of such Unit and the Trustee shall not be affected by any notice to the contrary, nor be liable to any person or in any way for so deeming and treating the person in whose name any Unit is so registered.


                         A sum sufficient to pay any tax or other governmental charge that may be imposed in connection with any transfer of Units must be paid by the Unitholder to the Trustee.

                         All Units canceled pursuant to the Indenture will be disposed of by the Trustee without liability on its part.


                    (B)  Redemption Requests


                         All Unitholders must make their redemption requests in writing to the Trustee at the Trustee's Office and may do so by completing the form set forth as Appendix C to the Indenture. Any proper request for redemption will be effected by the Trustee on or before the seventh calendar day following the Trustee's receipt of such a request for redemption ("Redemption Date"). Subject to payment by any redeeming Unitholder of any tax or other governmental charges that may be imposed thereon, such redemption is to be made by payment on the Redemption Date of a single Unit's value multiplied by the number of Units redeemed by the Unitholder ("Redemption Price") calculated as of 4:00 p.m. EST on the day on which the proper request for redemption is made. Unit redemption requests received by the Trustee on any day after 4:00 p.m. EST will be treated by the Trustee as received on the next day on which both the Trustee and the Registrar and Paying Agent are open for business and will be deemed to have been received on such day for redemption at the Redemption Price computed on that day.


                    (C)  Depositor's Option to Purchase Units from Unitholders

                         Not later than the close of business on the day a proper request for redemption in the manner provided for in Item (10)(d)(B) above, by a Unitholder other than the Depositor is received, the Trustee must notify the Depositor of such request. The Depositor has the right to purchase such Units by notifying the Trustee of its election to make such purchase as soon as practicable thereafter but in no event subsequent to the close of business on the day on which the request for redemption of such Units was received. Such purchase shall be made by payment for such Units by the Depositor to the Unitholder not later than the close of business on the Redemption Date of an amount equal to the Redemption Price that would otherwise be payable by the Trustee to such Unitholder.


                         Any Unit so purchased by the Depositor may at its option be tendered to the Trustee for redemption at the Trustee's Office in the manner provided in Item
                         (10)(d)(B) above.


                    (D)  Payment for Redemptions


                         If the Depositor does not elect to purchase a Unit or Units tendered to the Trustee for redemption, or if a Unit or Units are tendered by the Depositor for redemption, that portion of the Redemption Price that represents undistributed interest will be withdrawn from the Trust's interest account ("Interest Account") to the extent available and applied as payment of the Redemption Price. The balance to be paid on any redemption shall be withdrawn from the Trust's principal account ("Principal Account") to the extent that funds are available for such purpose and applied as payment of the Redemption Price. If moneys in the Principal Account are insufficient, the Trustee will sell such of the Securities currently designated for such purposes by the Depositor as the Trustee in its sole discretion shall deem necessary and shall apply the proceeds as payment of the Redemption Price. Given the minimum principal amount in which certain Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. Such excess proceeds shall be distributed pro rata to all remaining Unitholders of record.


                         The Depositor will maintain with the Trustee a current list of Securities held in the Trust designated to be sold for the purpose of redemption of Units and not purchased by the Depositor, provided that if the Depositor for any reason fails to maintain such a list, the Trustee, in its sole discretion, may designate a current list of Securities for such purposes. The net proceeds of any sales of Securities from such list representing principal will be credited to the Principal Account and the proceeds of such sales representing accrued interest, if any, but not accrued original issue discount, if any, will be credited to the Interest Account.


                         Sales of Securities shall be made in the manner the Trustee determines will bring the best price obtainable for the Trust provided, however, that sales will provide the Trustee with funds in an amount sufficient and at the time necessary in order for it to pay the Redemption Price of Units tendered for redemption, regardless of whether or not a better price could be obtained if the Securities were sold without regard for the day on which the proceeds of such sale would be received. The Trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any sale of Securities made as described in this Item (10)(d)(D).


                    (E)  Suspension of Right of Redemption

                         The Trustee may in its discretion, and must when so directed by the Depositor, suspend the right of redemption for Units or postpone the date of payment of the Redemption Price beyond the Redemption Date:
                         (1) for any period during which the New York Stock Exchange is closed other than customary weekend and holiday closings or during which trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trust of the Securities is not reasonably practicable or it is not reasonably practicable fairly to determine in accordance with the Indenture the value of the Securities; or (3) for such other period as the Securities and Exchange Commission may by order permit, and shall not be liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

                    (F)  Cancellation of Units

                         The amount recorded in the registration books of the Trust (or if directed by the Trustee, the books and records of the Registrar and Paying Agent) representing Units redeemed in the manner described in this Item (10)(d) will be canceled by the Trustee (or the Registrar and Paying Agent at the direction of the Trustee) and the Unit or Units evidenced by such records shall be terminated by such redemptions.


          (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                    Not applicable.

          (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the Trust's securities or the underlying securities and the relationship of such persons to the Trust.


                    (A)  Amendments to Indenture

                         The Indenture may be amended by the Trustee/Bank or the Depositor (collectively the "Parties") without the consent of any of the Unitholders (a) to cure any ambiguity or to correct or supplement any provision contained in the Indenture that may be defective or inconsistent with any other provision contained therein; or (b) to make such other provision in regard to matters or questions arising thereunder that does not adversely affect in any material respect the interests of the Unitholders; provided, however, that the Parties may not amend the Indenture except as provided in the Indenture so as to (1) increase the number of Units issuable thereunder or
                         (2) permit the deposit or acquisition thereunder of Securities either in addition to or in substitution for any of the Securities initially deposited in the Trust.

                    (B)  Election of Trustee


                         No Unitholder has any right to vote or in any manner otherwise control the operation and management of the Trust or the obligations of the Parties, except that Unitholders will have the right to elect the Trustee annually. Such election will be held each February, upon 30 days' written notice to Unitholders. The written notice will set forth the material information regarding the Trustee and the Trust and the mechanics for voting the Units.


                    (C)  Actions on Securities


                         If the Trustee is notified at any time of any action to be taken or proposed to be taken by holders of the Securities (including but not limited to the making of any demand, direction, request, giving of any notice, consent or waiver or the voting with respect to any amendment or supplement to any indenture, resolution, agreement or other instrument under or pursuant to which the Securities have been issued), the Trustee will promptly notify the Depositor thereof and will take such action, or refrain from taking any action as the Depositor shall in writing direct; provided, however, that if the Depositor does not, within five Business Days of the Trustee's giving of such notice to the Depositor, so direct the Trustee, the Trustee will take action as it, in its sole discretion, deems advisable. Neither the Depositor nor the Trustee will be liable to any person for any action or failure to take action as described by this Item (10)(f)(C).

          (g)  Whether security holders must be given notice of any change in:

               (1)  the composition of the assets in the trust.

                         Yes. Reference is made to the information provided in Item (16) below.

               (2) the terms and conditions of the securities issued by the trust.

                         If the Depositor elects to cause the Units to be registered under the 1933 Act, then the Depositor shall give written notice to all Unitholders of its intention to effect such registration and the procedures such Unitholders shall follow.

               (3)  the provisions of any indenture or agreement of the trust.

                         The Trustee must furnish written notification to all outstanding Unitholders of the substance of any amendment made to the Indenture.

               (4)  the identity of the depositor, trustee or custodian.


                         If the Trustee resigns, it must execute an instrument in writing which it must file with the Depositor and mail a copy of such written instrument to each Unitholder. Furthermore, if the Depositor removes the Trustee and appoints a successor Trustee each Unitholder of record must be notified.


                         Unitholders do not have to be notified of changes in the identity of the Depositor.

          (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

               (1)  the composition of the assets of the trust.

                         Yes. Reference is made to the information provided in Item (10)(f)(A).

               (2) the terms and conditions of the securities issued by the trust.

                         Yes. Reference is made to the information provided in Item (10)(f)(A).

               (3)  the provisions of any indenture or agreement of the trust.

                         Yes. Reference is made to the information provided in Item (10)(f)(A).

               (4)  the identity of the depositor, trustee or custodian.

                         Yes. Reference is made to the information provided in Item (10)(f)(B).

          (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other items in this form.

                    None.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

          11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.


               The Trust's Securities are comprised of notes ("Notes"), certificates ("Certificates"), replacement securities ("Replacement Securities") and reinvestment securities ("Reinvestment Securities"). Reference is made to the information provided in Item (16)(B) below for the definition of Replacement Securities and Reinvestment Securities. Upon issuance the Notes consisted of four classes of asset backed securities ("Asset-Backed Securities") issued by Bank of America Auto Owner Trust 1999-A, a Delaware business trust ("SPV"): (i) $2,750,000,000 principal amount of 5.305% Class
               A-1 Asset-Backed Notes, (ii) $2,904,000,000 principal amount of 5.854% ClassA-2 Asset-Backed Notes, (iii) $2,410,000,000
               principal amount of 6.410% Class A-3 Asset-Backed Notes, and
               (iv) $508,231,929 principal amount of 6.540% Class A-4 Asset-Backed Notes.

               The Certificates consist of two classes of Asset-Backed Securities issued by the SPV: (i) $385,168,206 principal amount of 6.930% of Class B Asset-Backed Certificates and (ii) Asset-Backed Residual Certificates ("Asset-Backed Residual Certificates").


          12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

               (a)  Name of company.

               (b)  Name and principal business address of depositor.

               (c) Name and principal business address of trustee or custodian.

               (d) Name and principal business address of principal underwriter.

               (e) The period during which the securities of such company have been the underlying securities.

                         Not applicable.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES


          13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions,
                    (4) cumulated or reinvested distributions or income, and
                    (5) redeemed or liquidated assets of the trust's securities are subject:


                    (A)  the nature of such load, fee, expense or charge;

                    (B)  the amount thereof;

                    (C) the name of the person to whom such amounts are paid and his relationship to the trust; and

                    (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.


                         The Bank bore the expenses of establishing the Trust and compensates the Depositor, Registrar and Paying Agent, attorneys, accountants, auditors and other agents excluding the sub-trustee for their services. The Trustee shall compensate any successor trustee or sub-trustee that does not waive its fees. If the Trustee does not pay any sub-trustee or successor trustee the amounts that it agreed to pay, then the successor trustee or sub-trustee shall be compensated at the current market rate (which currently is estimated at $8,500 per year). The successor trustee or sub-trustee will be compensated first from cash available in the Interest Account and then the Principal Account. If the cash balances in the Interest and Principal Accounts are insufficient to provide for amounts payable to any successor trustee or sub-trustee, then the Trustee shall have the power to sell (i) Securities of the Trust from a current list of Securities designated to be sold by the Depositor or (ii) if no such Securities have been so designated, such Securities of the Trust as the Trustee may see fit to sell in its own discretion, and to apply the proceeds of any such sale in payment of the amounts payable to any successor trustee or sub-trustee. Any moneys payable to any successor trustee or sub-trustee from the Trust for their compensation shall be secured by a prior lien on the Trust.


               (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                         Not applicable.

               (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                         Not applicable.

               (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriters.

                         Not applicable.


               (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item (13)(a) which may be paid by security holders in connection with the trust or its securities.


                         Not applicable.


               (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item (13)(a) or (13)(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.


                         No.

               (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.


                         The aggregate annual charges and deductions from the Trust for maintenance and other expenses are 0% of the dividend income from the trust property during the period covered by the financial statements filed herewith. See Item (13)(a)(D).


INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

          14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.


                    The Trust was created under the laws of the State of New York pursuant to the Indenture dated June 30, 1999. On June 30, 1999, the Depositor deposited with the Trustee in trust, pursuant to the Agreement, the Notes and Certificates registered in the name of USBNA, as nominee for the Trust.


                    The Trustee was irrevocably authorized to effect registration or transfer of the Securities to the name of the Trustee or to the name of its nominee.


                    On June 30, 1999, simultaneously with the deposit of the Notes and Certificates, the Trustee recorded or caused the Registrar and Paying Agent to record on the books and records of the Trust for the account of the Depositor the ownership of 9,000,000 Units which constituted all of the Units of the Trust as of June 30, 1999. The Units are issued solely in uncertificated form.

                    The Trustee has caused the Registrar and Paying Agent to maintain a register of the name and address of each Unitholder and the number of Units held by them and a record of all transfers and redemptions thereof.


          15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                    Not applicable.

          16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.


                    (A)  Initial Deposit of Securities

                         On June 30, 1999 the Depositor deposited with the Trustee in trust, pursuant to the Agreement, the Notes and Certificates registered in the name of USBNA, as nominee for the Trust. On June 30, 1999, simultaneously with the deposit of the Notes and Certificates, the Trustee recorded, or caused the Registrar and Paying Agent to record, on the books and records of the Trust for the account of the Depositor the ownership of 9,000,000 Units which constituted all of the Units of the Trust as of June 30, 1999.

                    (B)  Purchase of Replacement and Reinvestment Securities


                    (a) The Trustee will, as directed in writing by the Depositor, purchase, or enter into contracts (which the Depositor shall have approved as satisfactory in form and substance) to purchase Replacement Securities, and shall pay for the same with moneys held in the Principal Account representing proceeds of the sale of Securities pursuant to the conditions described in Item (16)(C) and Item (16)(D) below, to the extent that such proceeds are not required for the purpose of redemption of Units or other charges to the Principal Account then pending. In giving such direction, the Depositor must satisfy all of the following conditions in the case of each such purchase or contract to purchase:


                              (i)   the Replacement Securities are
                                    substantially similar to the Securities in the Trust and do not have a maturity date after the Mandatory Termination Date;

                              (ii) the Depositor has received an opinion of counsel that such purchase will not adversely affect the status of the Trust under the Investment Company Act of 1940, as amended;


                              (iii) the Depositor has given such written
                                    direction to the Trustee at least five
                                    Business Days prior to the Record Date on which the moneys to be used for the purpose of Replacement Securities would otherwise be distributed to the Unitholders. (See Item (18)(a)(C) below for the definition of Record Date); and

                              (iv)  the nationally recognized statistical
                                    rating organization or other comparable
                                    person designated to rate the Notes and
                                    Certificates ("Rating Agency") provides
                                    written notification to various parties
                                    involved in the issuance of the Notes and Certificates that such action will not result in a reduction or withdrawal of the then current rating of the Notes or the Class B Asset-Backed Certificates.

                              Within five Business Days of the deposit of any Replacement Securities, the Depositor will send each Unitholder a written notice of the deposit of such Replacement Securities and the Securities replaced by such Replacement Securities.

                         (b) From June 30, 1999 until the Depositor notifies the Trustee in writing that purchasing Reinvestment Securities is impractical ("Reinvestment Period"), the Trustee will, as directed in writing by the Depositor, purchase, or enter into contracts (which the Depositor shall have approved as satisfactory in form and substance) to purchase, Reinvestment Securities and will pay for the same with the moneys held in the Principal Account representing the payment or prepayment of principal on the Securities to the extent that such proceeds are not required for the purpose of redemption of Units or other charges to the Principal Account then pending. In giving such direction, the Depositor shall satisfy all of the following conditions in the case of each such purchase or contract to purchase:

                              (i)   the Reinvestment Securities are
                                    substantially similar to the existing
                                    Securities in the Trust;


                              (ii) the Depositor has received an opinion of counsel that such purchase will not adversely affect the status of the Trust under the Investment Company Act of 1940, as amended; and


                              (iii) the Rating Agency provides written
                                    notification to various parties involved in the issuance of the Notes and Certificates that such action will not result in a reduction or withdrawal of the then current rating of the Notes or the Class B Asset-Backed Certificates.

                              The Trustee may purchase the Reinvestment
                              Securities for deposit in the Trust directly from market makers in such Securities or may retain the Depositor or other brokers to purchase the Reinvestment Securities and pay them usual and customary brokerage commissions for such transactions. Within five Business Days of the deposit of Reinvestment Securities, the Depositor will send each Unitholder a written notice of the deposit of such Reinvestment Securities and identify the Securities from which the money for Reinvestment Securities was derived.

                              Funds remaining in the Principal Account subsequent to a purchase of Reinvestment Securities will remain in such account until they can be invested in additional Reinvestment Securities. During the Reinvestment Period, amounts in the Principal Account that the Depositor determines (and so notifies the Trustee in writing or via facsimile) are (a) unable to be invested into Reinvestment Securities or (b) required to be distributed for the Trust, to maintain its status as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986 ("RIC"), shall be distributed on the next Distribution Date, to Unitholders of record on the related Record Date. (See Item (18)(a)(C) below for the definition of Distribution Date).

                              When the Depositor determines that the
                              reinvestment of cash from the Principal Account into Reinvestment Securities is no longer practical, the Depositor shall notify the Trustee, in writing, that the Reinvestment Period is terminated. Upon termination of the Reinvestment Period, unreinvested amounts remaining in the Principal Account and amounts subsequently credited to the Principal Account shall be distributed in accordance with the procedure described in Item (18)(a) below.


                    (C)  Selling Securities of the Trust


                         If necessary, in order to maintain the sound investment character of the Trust, the Depositor may direct the Trustee to sell or liquidate Securities in the Trust at such price and time and in such manner as shall be determined by the Depositor, provided that the Depositor has determined that either one or both of the following conditions exist:

                         (a) there has been an event of default ("Event of Default"). An Event of Default means

                              (i) default in the payment of any interest on any Note when the same becomes due and payable, and such default shall continue for a period of five (5) days or more; or

                              (ii) default in the payment of the principal of or any installment of the principal of any Note when the same becomes due and payable; or


                              (iii) certain defaults in the observance or
                                    performance of any material covenant,
                                    agreement, warranty or representation of the SPV or its successor ("Issuer") made in an indenture executed between the SPV and Indenture Trustee dated June 1, 1999 ("SPV Indenture") or in other writings delivered pursuant to the SPV Indenture;

                              (iv) the filing of a decree or order for relief by a court having jurisdiction in the premises in respect of the Issuer or any substantial part of the SPV property in an involuntary case under any applicable federal or State bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer or for any substantial part of the property subject to the security interest granted under the SPV Indenture for the Notes, or ordering the winding-up or liquidation of the Issuer's affairs, and such decree or order shall remain unstayed and in effect for a period of sixty (60) consecutive days; or

                              (v)   the commencement by the Issuer of a
                                    voluntary case under any applicable
                                    federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by the Issuer to the entry of an order for relief in an involuntary case under any such law, or the consent by the Issuer to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer or for any substantial part of the property subject to the security interest granted under the SPV Indenture for the Notes, or the making by the Issuer of any general assignment for the benefit of creditors, or the failure by the Issuer generally to pay its debts as such debts become due, or the taking of any action by the Issuer in furtherance of any of the foregoing.


                         (b) the sale of Securities is necessary or advisable in order to maintain the qualification of the Trust as a RIC.

                         On receipt of such direction from the Depositor, upon which the Trustee shall rely, the Trustee shall proceed to sell or liquidate the specified Securities in accordance with such direction.

                         If at any time the principal of or interest on any of the Securities will be in default and not paid or provision for payment thereof will not have been duly made, after giving effect to any cure periods without the Depositor's having directed the Trustee to sell such Securities as described in this Item (16)(C), the Trustee will notify the Depositor of such default. If within thirty days after such notification the Depositor has not given any instruction to sell or to hold or has not taken any other action in connection with such Securities, the Trustee will sell such Securities, and the Trustee will not be liable or responsible in any way for depreciation or loss incurred with respect to such Securities or by reason of such sale.


                    (D)  Additional Instances Where Securities May Be Sold

                         The Trustee also has the power to sell Securities to meet redemption requests and to cover compensation for any successor trustee and sub-trustee as explained in Item (10)(d)(D) and Item 13(a) above.

          17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.


                         Reference is made to the information provided in Item
                         (10)(d) above.


               (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the Trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                         Reference is made to the information provided in Item
                         (10)(d)(B) and (C) above.


               (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                         Units repurchased by the Depositor may be resold if the conditions, set forth in Item (10)(d)(A) above are met.

                         All redeemed Units will be canceled by the Trustee.

          18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.


                    (A)  Collection of Interest on Securities

                         The Trustee will collect the interest on the Securities in the Trust as such becomes payable (including all interest accrued but unpaid prior to, June 30, 1999, on the Securities and including that part of the proceeds of the sale, liquidation, redemption or maturity of any Securities that represents accrued interest thereon but not accrued original issue discount, if any) and credit such interest to the Interest Account.

                    (B)  Collection of Principal on Securities


                         All moneys other than amounts credited to the Interest Account, received by the Trustee in respect of the Securities in the Trust, will be credited to the Principal Account.

                         The Trustee will give prompt written notice to the Depositor of all amounts credited to or withdrawn from the Principal Account and the balance in such account after giving effect to such credit or withdrawal.


                    (C)  Distributions

                         On the 18th day of each month commencing with August 1999, or if such day is not a Business Day, the next succeeding Business Day ("Distribution Date"), the Trustee will pay to the Registrar and Paying Agent, and will cause the Registrar and Paying Agent to distribute by mail or wire on each Distribution Date to or upon the order of each Unitholder other than Amadeo, Inc. as of the close of business on the preceding Record Date (as defined below in this paragraph) at the post office address or account, as applicable, appearing on the registration books of the Trust, such Unitholder's pro rata share of the distribution made on such Distribution Date. On each Distribution Date, the Trustee shall pay to Amadeo, Inc. directly by mail or wire its pro rata share of the distribution made on such Distribution Date. On the 3rd Business Day before each Distribution Date ("Record Date") commencing in August 1999, the Trustee will determine the distributions to be made on the related Distribution Date, which will consist of the cash balance of the Interest Account and of the Principal Account calculated as of such Record Date, provided that the Trustee will not be required to make a distribution from the Principal Account unless the cash balance thereof available for distribution will be sufficient to distribute at least one cent per Unit.


                         In the computation of each such share, amounts of less than one cent will be omitted. After any such distribution provided for above, any cash balance remaining in the Interest Account or the Principal Account will be held in the same manner as other amounts subsequently deposited in each of such accounts, respectively.

                         If the Trustee determines that an event has occurred as a result of which there has resulted an excess distribution from the Interest Account, it will reduce subsequent distributions therefrom so as to reconcile, as promptly as practicable, the aggregate net income of and distributions from such account.

                         For the purpose of distribution, the holders of record on the registration books of the Trust at the close of business on each Record Date will be conclusively entitled to such distribution, and no liability will attach to the Trustee by reason of payment to any such registered Unitholder of record. Unitholders may receive distribution, by means of check, draft, wire or other proper instrument.


                    (D)  Distribution Statements

                         On each Record Date, the Trustee will furnish, to the Registrar and Paying Agent, a statement of the amount being distributed from each Principal and Interest Account expressed as a dollar amount per Unit of the Trust. Appendix A to the Indenture contains an example of how the form of such a statement should appear. The Trustee will direct the Registrar and Paying Agent to provide such information to each Unitholder on a per Unit basis with each distribution from the Interest or Principal Accounts, except that such information need not be furnished to a Unitholder who has waived receipt thereof in writing. If the issuer of any of the Securities in the Trust fails to make payment when due of any interest or principal on such Securities and such failure results in a change in the amount that would otherwise be distributed as a monthly distribution, the Trustee will, with the first distribution from the Trust following such failure, set forth, or cause the Registrar and Paying Agent to set forth, in an accompanying statement (a) the name of the issuer and the Security, (b) the amount of the reduction in the distribution per Unit resulting from such failure,
                         (c) the percentage of the aggregate principal amount of all Securities that such Security represents and
                         (d) to the extent then determined, information regarding any disposition or legal action with respect to such Security.


               (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                         Reference is made to the information provided in Item
                         (16)(B)(b), above.

               (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

                         Not applicable.

               (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.


                      Periodic and Special Distributions

-------------------- ------------------------ -----------------------

       Year                   Aggregate        Amount Per Share
       1999                    Amount
-------------------- ------------------------ -----------------------

     Principal                $2,153,160,000          $239.24
     =========                ==============        =========

-------------------- ------------------------ -----------------------

     Interest                    233,460,000            25.94
     ========                    ===========            =====

-------------------- ------------------------ -----------------------


       Total               $2,386,620,000.00           $265.18
       =====               =================         =========

-------------------- ------------------------ -----------------------



             Distributions from Sources Other than Current Income


--------------------- ----------------------- -----------------------


        Year                     Source       Did such distribution
                                              represent the return
                                              of principal payments
                                               to security holders?


--------------------- ----------------------- -----------------------

                      Principal Paydown on
        1999               investments                 Yes

--------------------- ----------------------- -----------------------



                           Payments Other than Cash


---------------- ---------------------- --------------------- ----------------


   Year               Describe Nature      Account Charged         Basis of
                         of Payment                           Determination of
                                                              Amount of Charge


---------------- ----------------------- -------------------- ----------------


   1999                   None

---------------- ----------------------- ------------------- -----------------




          19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provision of any indenture or agreement pertaining thereto.


                    (A) Records of Transactions of Trust, Annual Accountant Statements and State/Federal Reports


                         The Trustee will, or may cause the Registrar and Paying Agent to, keep proper books of record and account of all the transactions of the Trust. Such books of record will include a register of the name and address of every Unitholder and of the number of Units held by them and a record of all transfers and redemptions thereof. Such register will be conclusive evidence as to who are the holders of Units and are entitled to receive payment of any distributions or otherwise to exercise or enjoy the rights of Unitholders. Such books of record belong to the Trust. Upon reasonable notice from a Unitholder, such books and records of the Trust will be open to inspection at the Trustee's Office by any Unitholder at all reasonable times during the Trustee's usual business hours.

                         The Trustee will cause audited statements as to the assets and income of the Trust to be prepared on an annual basis by independent public accountants selected by the Depositor.

                         The Trustee will make such annual or other reports as may from time to time be required under any applicable state or federal statute or rule or regulation thereunder.


                    (B)  Annual Distribution Statements


                         Within sixty days after the last Business Day of each calendar year, the Trustee will transmit (by regular or electronic mail or facsimile), or cause the Registrar and Paying Agent to transmit (by regular or electronic mail or facsimile), to each person, who at any time during such calendar year was a Unitholder, a statement setting forth, with respect to such calendar year:

                         (a)  as to the Interest Account:

                              (i)   the amount of interest received on the
                                    Securities (including amounts representing interest received upon any disposition of Securities, penalties for failure to make timely payments on Securities or liquidated damages for default on breach of any condition or term of the Securities),


                              (ii)  the amounts distributed as part of the
                                    monthly distributions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the Record Dates for such distributions, and amounts paid for redemptions, and


                              (iii) the balance remaining after such
                                    distributions and payments, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on such last Business Day;

                         (b)  as to the Principal Account:

                              (i)   payments of principal on Securities,

                              (ii)  the dates of the sale, maturity,
                                    liquidation or redemption of any of the
                                    Securities and the net proceeds received therefrom, excluding any portion thereof credited to the Interest Account,

                              (iii) the amounts distributed as part of the
                                    monthly distributions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the Record Dates for such distributions, amounts paid for purchases of Replacement Securities or Reinvestment Securities and amounts paid for redemptions, and

                              (iv)  the balance remaining after such
                                    distributions and deductions, expressed
                                    both as a total dollar amount and as a
                                    dollar amount per Unit outstanding on the last Business Day of such calendar year.

                         (c)  the following information:

                              (i) a list of the Securities as of such last Business Day,

                              (ii) the number of Units outstanding on such last Business Day,

                              (iii) the value of each individual Unit as based
                                    on the last evaluation of the Trust made during such calendar year, and

                              (iv) such other information as the Trustee may deem appropriate.


                         This information will be presented in substantially the form attached as Appendix B to the Indenture. See Exhibit 1.

                    Reference is also made to the information provided in Item
                    (10)(g)(3), Item (10)(g)(4), Item (16)(B)(a), Item
                    (16)(B)(b) and Item (18)(a)(D) above, and Item (20)(b)(A) and Item (24)(B) below regarding other reports and information that must be provided to Unitholders.


          20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

               (a)  Amendments to such indenture or agreement.

                    (A) Reference is made to the information provided in Item 10(f)(A) and Item (10)(g)(3) above.


                    (B) The transfer agent agreement ("Transfer Agent Agreement"), incorporated by reference from Exhibit A.(4) of the Registration Statement, entered into among ChaseMellon L.L.C. ("ChaseMellon"), the Bank, a successor in interest to NationsBank, N.A. in its individual capacity, the Trustee and Depositor ("Transfer Agent Parties") which appoints ChaseMellon to serve as Registrar and Paying Agent may only be amended by the Transfer Agent Parties.


                    (C) The Administrative Agreement may be amended by USBNA and the Trustee provided that such amendment will not materially and adversely affect the interests of any Unitholder.

               (b) The extension or termination of such indenture or agreement.


                    (A)  Termination of the Indenture


                         The Trust will terminate upon the maturity, redemption, sale or other disposition as the case may be of the last Security held in the Trust unless sooner terminated and may be terminated at any time by the written consent of all of the Unitholders; provided that, in no event will the Trust continue beyond the last Business Day of 2007. Written notice of any termination will be given by the Trustee, or the Trustee will cause the Registrar and Paying Agent to give notice, to each Unitholder at his address appearing on the registration books of the Trustee. Within a reasonable period of time after the termination of the Trust, the Trustee will fully liquidate the Securities of the Trust then held, if any, and will:

                         (a) distribute to each Unitholder such Unitholder's pro rata share of the balance of the Interest Account;


                         (b) distribute to each Unitholder such Unitholder's pro rata share of the balance of the Principal Account; and


                         (c) furnish, or cause the Registrar and Paying Agent to furnish, to each such Unitholder a final distribution statement as of the date of the computation of the amount distributable to Unitholders, setting forth the data and information in substantially the form and manner described in Item 19(B) above.

                         The Trustee will be under no liability with respect to moneys held by it in the Interest and Principal Accounts upon termination except to hold the same in trust without interest until disposed of in accordance with the terms of the Indenture.


                    (B)  Termination of the Transfer Agent Agreement


                         The Transfer Agent Agreement will continue in force until the earliest of (1) the resignation of ChaseMellon, (2) the receipt by ChaseMellon of a notice of termination in accordance with the terms of the Transfer Agent Agreement or (3) the dissolution of the Trust.


                    (C)  Termination of the Administrative Agreement


                         The Administrative Agreement shall continue in force until the dissolution of the Trust.

               (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.


                    (A)  Resignation or Removal of the Trustee

                         (a) The Trustee may resign and be discharged of the Trust, by executing an instrument in writing resigning as Trustee and filing the same with the Depositor and mailing a copy to all Unitholders then of record, not less than sixty days (60) before the date specified in such instrument when, subject to Item (20)(c)(A)(e) below, such resignation is to take effect. Upon receiving such notice of resignation, the Depositor will promptly appoint a successor Trustee, by written instrument, in duplicate, one copy of which shall be delivered to the resigning Trustee and one copy to the successor Trustee. If at any time the Trustee becomes incapable of acting, or is adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property is appointed, or any public officer takes charge or - control of the Trustee or of its property or affairs for the purposes of rehabilitation, conservation or liquidation, then in any such case the Depositor may (or if the Trustee is not re-elected as described in Item (10)(f)(B), the Depositor will) remove the Trustee and appoint a successor Trustee by written instrument, in duplicate, one copy of which will be delivered to the Trustee so removed and one copy to the successor Trustee; provided that a copy of such notice is mailed by the Depositor to each Unitholder then of record.


                         (b) Any successor Trustee appointed will execute and deliver to the Depositor and to the resigning or removed Trustee an instrument accepting such appointment, and such successor Trustee without any further act, deed or conveyance will become vested with all the rights, powers, duties and obligations of its predecessor under the Indenture as if originally named Trustee in the Indenture and will be bound by all the terms and conditions of the Indenture. Upon the request of such successor Trustee, the Depositor and the retiring Trustee shall, upon payment of any amounts due the retiring Trustee, or provision therefor to the satisfaction of such retiring Trustee, execute and deliver an instrument acknowledged by it transferring to such successor Trustee all the rights and powers of the retiring Trustee; and the retiring Trustee will transfer, deliver and pay over to the successor Trustee all Securities and moneys at the time held by it pursuant to the Indenture, together with all necessary instruments of transfer and assignment or other documents properly executed necessary to effect such transfer and such of the records or copies maintained by the retiring Trustee in the administration of the Trust as may be requested by the successor Trustee, and will thereupon be discharged from all duties and responsibilities under the Indenture.

                         (c) In case at any time the Trustee resigns and no successor Trustee has been appointed and accepted appointment within thirty days (30) after notice of resignation has been received by the Depositor, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor Trustee.


                         (d) Any corporation into which any Trustee of the Trust may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which any Trustee will be a party, will automatically be the successor Trustee under the Indenture.


                         (e) Any resignation or removal of the Trustee and appointment of a successor Trustee will not become effective until acceptance of appointment by the successor trustee as provided in Item
                              (20)(c)(A)(b) and Item (20)(A)(c) above.


                    (B)  Resignation and Removal of USBNA as Sub-Trustee


                         (a) The Administrative Agreement will continue in force until the dissolution of the Trust, upon which event the Administrative Agreement will automatically terminate.


                         (b) Subject to Item (20)(c)(B)(e) below, USBNA may resign from its duties under the Administrative Agreement by providing the Trustee with at least sixty (60) days' prior written notice. If a successor sub-trustee does not take office within sixty (60) days after the retiring sub-trustee resigns or is removed, the retiring sub-trustee may petition any court of competent jurisdiction for the appointment of a successor sub-trustee.

                         (c) Subject to Item (20)(c)(B)(e) below, the Trustee may remove USBNA without cause by providing USBNA with at least sixty (60) days' prior written notice.

                         (d) Subject to Item (20)(c)(B)(e) below, at the sole option of the Trustee, USBNA may be removed immediately upon written notice of termination from the Trustee to USBNA if any of the following events occur:

                              (i) USBNA defaults in the performance of any of its duties under the Administrative Agreement and, after receiving notice of such default, does not cure such default within ten (10) days (or, if such default cannot be cured in such time, does not give, within ten (10) days, such assurance of cure as will be reasonably satisfactory to the Trustee);

                              (ii) the entry of a decree or order by a court or agency or supervisory authority of competent jurisdiction for the appointment of a conservator, receiver, liquidator or trustee for USBNA in any bankruptcy, insolvency, readjustment of debt, marshalling of assets and liabilities, or similar proceedings, or for the winding up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of sixty (60) consecutive days; or

                              (iii) the consent by USBNA to the appointment of
                                    a conservator, receiver, liquidator or
                                    trustee or similar official in any
                                    insolvency, readjustment of debt,
                                    marshalling of assets and liabilities, or similar proceedings of or relating to USBNA or relating substantially to all of its property, the admission in writing by USBNA of its inability to pay its debts generally as they become due, the filing by USBNA of a petition to take advantage of any applicable insolvency or reorganization statute, the making by USBNA of an assignment for the benefit of its creditors of the voluntary suspension by USBNA of payment of its obligations.


                              USBNA has agreed that if any of the events specified in clause (ii) or (iii) of this Item 20(c)(B)(d) occur, it will give written notice of them to the Trustee within seven (7) days after the happening of the event.

                         (e) No resignation or removal of USBNA will be effective until (i) a successor sub-trustee will have been appointed by the Trustee and (ii) such successor sub-trustee will have agreed in writing to be bound by the terms of the Administrative Agreement in the same manner as USBNA is bound under the Administrative Agreement.


                    (C) Qualification of Trustee, Sub-Trustee and Successor Trustee


                         The Trustee, any sub-trustee and any successor Trustee or successor sub-trustee will be a corporation organized and doing business under the laws of the United States or any state thereof, which is authorized under such laws to exercise corporate trust powers and having at all times an aggregate capital, surplus and undivided profits of not less than $50,000,000.

               (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.


                         Reference is made to the information provided in Item (20)(c) above.


               (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.


                    If at any time the Depositor fails to undertake or perform any of its duties under the Indenture or the Depositor becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver of such Depositor or of its property is appointed, or any public officer takes charge or control of such Depositor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then in any such case, the Trustee may: (1) appoint a successor depositor who must fulfill all of the duties of such Depositor, must be satisfactory to the Trustee, and which will be paid by the Bank at such amounts as the parties may agree or (2) terminate and liquidate the Trust in the manner described in Item
                    (20)(b).


               (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                    Reference is made to the information provided in Item
                    (20)(e) above.


          21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.


                         Not applicable.


               (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:


                    (1) The name of each person who makes such agreements or arrangements with security holders.

                    (2)  The rate of interest payable on such loans.

                    (3)  The period for which loans may be made.

                    (4) Costs or charges for default in repayment at maturity.

                    (5) Other material provisions of the agreement or arrangement.

                         Not applicable.


               (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.


                         Not applicable.

          22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.


                    (A)  Liability of Depositor

                         The Depositor is a fiduciary with respect to the Unitholders including but not limited to in all dealings with the sale and purchase of the Securities. Provided that the Depositor has fulfilled its fiduciary duties, the Depositor has no liability to the Unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to the Indenture or for errors in judgment, but is liable only for its own negligence, lack of good faith or willful misconduct. The Depositor may rely in good faith on any paper, order, notice, list, affidavit, receipt, opinion, endorsement, assignment, draft or any other document of any kind prima facie properly executed and submitted to it by the Trustee, Registrar and Paying Agent, counsel, or any other persons pursuant to this Indenture and in furtherance of its duties.

                    (B)  Liability of Trustee


                         The liabilities of Trustee are defined as follows:


                         (a) The Trustee is not liable for any action taken in good faith on any appraisal, paper, order, list, demand, request, consent, affidavit, notice, opinion, direction, evaluation, endorsement, assignment, resolution, draft or other document whether or not of the same kind prima facie properly executed, or for the disposition of moneys, Securities, or Units pursuant to the Indenture, or in respect of any evaluation of the net asset value of the Trust or the Units which it is required to make or is required or permitted to have made by others under the Indenture or otherwise, except by reason of its own negligence, lack of good faith or willful misconduct, provided that the Trustee is not liable or responsible for any evaluation made by the Depositor. The Trustee may construe any of the provisions of the Indenture, if they appear to be ambiguous or inconsistent with any other provisions of the Indenture, and any such construction made by the Trustee in good faith will be binding upon all affected parties.

                         (b) The Trustee is not responsible for or in respect of the recitals in the Indenture, the validity or sufficiency of the Indenture or for the due execution of the Indenture by the Depositor, and in no event is the Trustee liable to or under any duty or obligation to any Unitholder or the Depositor other than as expressly provided for in the Indenture. The Trustee is not responsible for or in respect of the validity of any signature by or on behalf of the Depositor.

                         (c) The Trustee is not under any obligation to appear in, prosecute or defend any action, that in its opinion may involve it in expense or liability, unless as often as required by the Trustee, it will be furnished with reasonable security and indemnity against such expense or liability, and any pecuniary cost of the Trustee from such actions will be paid by the Bank.


                         (d) The Trustee may employ attorneys, accountants, auditors and other agents and will not be answerable for the default or misconduct of any attorneys, accountants, auditors and other agents if they have been selected with reasonable care. The Trustee may employ a Registrar and Paying Agent and sub-trustees and shall be answerable for the default or misconduct of any such Registrar or Paying Agent or sub-trustee as if it committed such action or omissions itself. The Trustee shall be fully protected in respect of any action under the Indenture taken, or suffered, in good faith by the Trustee, in accordance with the opinion of its counsel.


                         (e) In no event is the Trustee liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust that it may be required to pay under any present or future law of the United States or of any other taxing authority having jurisdiction in the premises. The Trust will be reimbursed and indemnified by the Bank for all such taxes and charges and for any expenses, including counsel fees, that the Trust may sustain or incur with respect to such taxes or charges.

                         (f) The Trustee, except by reason of its own negligence or willful misconduct, is not liable for any action taken or suffered to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the Indenture.

                    (C)  Liability of ChaseMellon

                         In the absence of gross negligence or intentional misconduct on its part, ChaseMellon is not liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in the performance of its duties under the Transfer Agent Agreement. In no event is ChaseMellon liable for special, indirect, punitive, incidental or consequential loss or damages of any kind whatsoever (including but not limited to lost profits), even if ChaseMellon has been advised of the possibility of such damages. Any liability of ChaseMellon is limited to the amount of fees paid to ChaseMellon under the Transfer Agent Agreement.

                    (D)  Liability of USBNA


                         USBNA will be liable for its own negligent action, its own negligent failure to act or its own willful misconduct except that USBNA will not be liable for errors of judgment made in good faith by certain of its employees unless it is proven that USBNA or its employees were negligent in ascertaining the pertinent facts.


                    (E)  Liability of Holder of Asset-Backed Residual
                         Certificates


                         The Trust as holder of the Asset-Backed Residual Certificate is obligated for the debts of the SPV (except for payments on the Notes and the Certificates) to the same extent as if it were a partner under Delaware partnership law.


          23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.


                    Bank of America Corporation has customary Financial Institution Bond insurance. This covers financial loss suffered by it or its subsidiaries, including the Trust, as a result of employee infidelity, loss of property (money, securities, negotiable and non-negotiable instruments) on its premises or in transit through robbery, burglary or larceny. It also covers forgery or alteration of negotiable instruments, including loss of securities, acquired, sold or delivered by the bank for its own account or for the account of others.


          24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

                    (A)  Evaluation of the Value of the Units

                         (a) The Trustee determines the net asset value of the Trust at 4:00 p.m. EST on: (1) June 30, 1999,
                              (2) the last Business Day of each month, (3) each day on which a proper request for redemption is received by the Trustee, and (4) any other Business Day desired by the Trustee or requested by the Depositor.

                         (b) Each determination of the Trust's net asset value will take into account and separately itemize: (1) the cash on hand in the Trust (exclusive of cash held for distribution to Unitholders, and required for redemption of Units requested, as of a date prior to the date of determination) or moneys in the process of being collected in respect of interest coupons or securities matured or called for redemption prior to maturity, (2) the value of each class of the Securities in the Trust and (3) any and all other assets and liabilities of the Trust as determined in accordance with generally accepted accounting principles consistently applied.

                         (c) Except as provided in Item (24)(A)(d) below, for each determination of the net asset value of the Trust, the value of the Notes and Class B Asset-Backed Certificates will be based on current valuations obtained from one or more independent pricing services that has been approved, for purposes of providing ratings on obligations collateralized or supported by securities that are comparable to such securities by a Rating Agency ("Notes Approved Pricing Service"). The Notes Approved Pricing Service must be selected in good faith by the Trustee, and must value the Notes and Class B Asset-Backed Certificates based on the last reported sales price and, if there have not been any recent sales, a matrix methodology that derives market values based on reported sales prices or market quotations for securities that, taking into account the terms of and the recent prepayment, default and other performance information relating to such securities, are comparable to the Notes and Class B Asset-Backed Certificates ("Notes Approved Pricing Methodology"). If, for any such determination of the net asset value, the Trustee obtains valuations with respect to the same class of Securities from more than one Approved Pricing Service, the value of those Securities shall be the arithmetic average of the valuations so obtained.


                              Furthermore, the value of the Asset-Backed
                              Residual Certificate, will be obtained from the Public and Structured Finance Services division of Ernst & Young LLP or, if they are no longer willing or able to value the Asset-Backed Residual Certificate, another recognized, independent pricing source selected in good faith by the Trustee ("Residual Approved Pricing Service").


                              The Residual Approved Pricing Service must value the Securities constituting the Asset-Backed Residual Certificate based on the last reported sales price and if there have not been a recent sale such fair value methodology, using fundamental analytical data and techniques and taking into account the terms of and the recent prepayment, default and other performance information relating to such Securities, as the Residual Approved Pricing Service determines in good faith will reflect the amount that the Trust might reasonably expect to receive upon a current sale of such Securities. If for any such determination of the net asset value the Trustee obtains valuations with respect to the Asset-Backed Residual Certificate from more than one Residual Approved Pricing Service, the value of the Asset-Backed Residual Certificate shall be the arithmetic average of the valuations so obtained. Notwithstanding the foregoing, however, in connection with any determination of the net asset value of the Trust that is not made as of a day on which redemption of any Unit is properly requested, the Trustee may utilize the most recent valuation of the Securities constituting the Residual Approved Pricing Methodology provided that (1) such valuation is not more than twelve months old and (2) the Trustee believes in good faith that any change in the value of that class of Asset-Backed Residual Certificate since the date of the most recent valuation would not result in a material change in the net asset value of the Trust.


                         (d) Notwithstanding the foregoing procedures for determining the net asset value of the Trust, the determination of the Trust's net asset value as of June 30, 1999, shall be based on the Trustee's good faith evaluation of the value of the Securities held in the Trust, plus the amount of any cash held in the Trust.


                    (B)  Transfer Agent Agreement

                         A Transfer Agent Agreement was entered into among the Transfer Agent Parties on June 30, 1999, which appoints ChaseMellon to serve as the Registrar and Paying Agent. Under the Transfer Agent Agreement, ChaseMellon has the following duties, among others, to: (a) record and register the ownership position of the Units in the Trust; (b) mail to each Unitholder all notices and statements as directed by the Trustee or any sub-trustee; (c) mail monthly distribution statements and principal and interest payments to each Unitholder; and (d) perform various account maintenance functions, unit issuance functions and paying agency functions.

                    (C)  Administrative Services Agreement

                         An Administrative Services Agreement was entered into on June 30, 1999 between USBNA and the Trustee. Under the Administrative Services Agreement, USBNA will execute the following duties of the Trustee: (a) obtain the price of, and calculate the market value of, the Notes and the Class B Asset-Backed Certificates and furnish such information to the Trustee; (b) hold the Securities in the Trust as custodian; (c) hold the Interest Account and the Principal Account and invest their funds in interim investments; (d) furnish prompt written notice to the Depositor of all amounts credited to or withdrawn from the Principal Account; (e) make distributions;
                         (f) calculate the amount to be distributed from the Interest Account and the Principal Account per Unit of the Trust, and furnish such information to ChaseMellon; and (g) maintain books of account and records relating to the services it provides.


III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR ORGANIZATION AND OPERATIONS OF DEPOSITOR

     25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.


               The Depositor, Amadeo, Inc., is a Delaware corporation incorporated on June 30, 1999 whose business purpose is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware. Amadeo, Inc. is a wholly owned subsidiary of the Bank , a federally chartered institution providing a full range of financial services.

     26. (a) Furnish the following information with respect to all fees received by the Depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.




--------------------- ----------------- ----------------- ---------------- ----------------- --------------- -------------

                                                                                                              Aggregate
                                                                                                                gross
        Year         Total payments    Amount of sales     Amount of         Amount of        Amount of      amount of
                       by security      load received    administration   management fees    other fees     load, fees,
                          holders                          fees received       received         received        etc.
                                                                                                               received

--------------------- ----------------- ----------------- ---------------- ----------------- --------------- -------------


        1999                None              None             None              None             None            $0
        ====                ====              ====             ====              ====             ====            ==



          (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

               (1)  The nature of such fee or participation.

                         Not applicable.

               (2)  The name of the person making payment.

                         Not applicable.

               (3) The nature of the services rendered in consideration for such fee or participation.

                         Not applicable.

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.


                         Not applicable.

          27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has caused to act in such named capacities, state the date of and circumstances surrounding such cessation.

                    Reference is made to the information provided in answers to Item (16) and Item (25).

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

          28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.


                                      As at May 31, 2000
                    -----------------------------------------------------------

                    Name, principal business address and nature of relationship or affiliation with Depositor of the Trust:


                    Officers of the Depositor:

                    Stacey Almond, President
                    233 South 4th Street
                    Las Vegas, NV  89101

                    Kristin M. Loucks, Vice President
                    233 South 4th St.
                    Las Vegas, NV 89101


                    Edward J. Stark, Secretary
                    730 15th Street NW
                    Washington, DC 20005-1012


                    Deborah C. Lovelett, Vice President
                    121 W. Trade St.
                    Charlotte, NC 28255

                    Brent C. Andersen, Assistant Treasurer, Tax
                    401 N. Tryon St.
                    Charlotte, NC 28255


                    Gary S. Williams, Assistant Treasurer, Tax
                    401 N. Tryon St.
                    Charlotte, NC 28255

                    Rick M. Wacula, Assistant Secretary
                    555 California St.
                    San Francisco, CA 94104

                    Marlene A. Sharland, Assistant Secretary
                    555 California St.
                    San Francisco, CA 94104

                    Christine M. Sokitch, Assistant Secretary
                    555 California St.
                    San Francisco, CA 94104


                    Directors of the  Depositor:

                    Stacey Almond
                    233 South 4th St.
                    Las Vegas, NV 89101


                    Susan R. Faulkner
                    100 N. Tryon Street
                    Charlotte, NC 28255

                    John E. Mack
                    100 N. Tryon Street
                    Charlotte, NC 28255



                    Robert Smeath (independent director)
                    6140 Plumas Street
                    Reno, NV  89509


                    Marty Neilson, 800 Fifth Avenue, Seattle, WA 98104, previously a director of the Depositor, resigned in May 2000.
                    -----------------------------------------------------------


                         Ownership of all outstanding voting securities of the depositor:

                         The Bank is the beneficial and record owner of all the common stock of the Depositor. Reference is also made to Item (25).


                         Ownership of securities of the trust:


                         As of May 31, 2000, one beneficial owner, Amadeo, Inc., owned 99.999% of the outstanding beneficial interests of Amadeo Trust.


                         Other companies of which each of the persons named above is presently an officer, director or partner.

                         Robert J. Smeath is a retired CPA and works at Kafoury, Armstrong & Co. on a contract basis. He is on the Board of Directors at:


                              Luce & Son, Inc.
                              JV Investments, Inc.
                              Wolf Pack Endowment
                              Athletic Association - University of Nevada
                              Silver  Management Co.



               (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.


                    Stacey Almond, Assistant Vice President, Trade Street Investments (1997-2000), officer, Corporate Investments (1995-1997)


                    Edward J. Stark, Senior Vice President, Corporate Secretary's Office of Bank of America (since 1993)


                    Deborah C. Lovelett, Vice President, Bank of America Finance Group (for past five years)

                    Brent Andersen, Senior Vice President, Corporate Tax Department, Bank of America (for past five years)


                    Gary S. Williams, Senior Vice President and Director of Corporate Tax, Bank of America (for past five years)

                    Rick M. Wacula, Vice President and Assistant Secretary (1997-current), Vice President, Community Development (1994-1997)

                    Marlene A. Sharland, Vice President and Assistant Secretary of Bank of America, N.A. (for past five years)

                    Christine M. Sokitch, Assistant Vice President and Assistant Secretary, Bank of America (3/98-present), Senior Paralegal, Bank of America (10/90-2/98)


                    Kristin M. Loucks, Vice President (1997-Present), Associate (1995-1997), Structured Capital Markets, Banc of America Securities LLC


                    Susan R. Faulkner, Senior Vice President, Finance, Bank of America (for past five years)



                    John E. Mack, Senior Vice President, Corporate Treasury, Bank of America (for past five years)




                    Marty Neilson, Executive Vice President of Dealer Financial Services of Bank of America (past two years), Executive Vice President of Financial Services of Seafirst Bank (an affiliate of Bank of America) (previous three years)


                    Robert Smeath has been working on a contract basis at Kafoury, Armstrong & Co. (since April 1999); Partner at the firm (previous five years)


          29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

               Reference is made to the information contained in Item (28)(a).

CONTROLLING PERSONS


          30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

               Not applicable - no other control person.


COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

COMPENSATION OF OFFICERS OF DEPOSITOR

          31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:



          (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

               None

          (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under
               Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

               None

          (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.'

               None

          Officers are compensated by the Bank and/or its subsidiaries (other than Amadeo, Inc.).


     COMPENSATION OF DIRECTORS

     32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:


          (a)  The aggregate direct remuneration to directors; and

          (b)  Indirectly or through subsidiaries to directors.

               In 1999, the Depositor indirectly paid $1,000 in aggregate remuneration to directors.


     COMPENSATION TO EMPLOYEES


     33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               None

          (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable. Reference is made to information provided in response to Item (33)(c).


     COMPENSATION TO OTHER PERSONS


     34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and
          33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.


               Not applicable.


IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES


     DISTRIBUTION OF SECURITIES


     35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

          (A) No sales of the Trust's securities are currently being made nor are sales of units presently proposed to be made.

     36. If sales of the trust's securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.


              Not applicable.

     37. (a) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                    (1)  Name of officer, agency or body.

                    (2)  Date of denial.

                    (3)  Brief statement of reason given for denial.

                              Not applicable.

          (b) Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                    (1)  Name of officer, agency or body.

                    (2)  Date of revocation.

                    (3)  Brief statement of reason given for revocation.

                                            Not applicable.

     38. (a) Furnish a general description of the method of distribution of securities of the trust.

               Reference is made to Item (10)(d)(A) and Item (35).

          (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                                            Not applicable.


          (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(C).


                                            Not applicable.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

     39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                                            Not applicable.

          (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                                            Not applicable.


     40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.


                                            Not applicable.

          (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company

               (1)  The nature of such fee or participation.

               (2)  The name of the person making payment.

               (3) The nature of the services rendered in consideration for such fee or participation.

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                                            Not applicable.

     41. (a) Describe the general character of the business engaged in by each principal - underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.


                                            Not applicable.

          (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                                            Not applicable.

          (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year. Not applicable.

     42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                                            Not applicable.

     43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                                            Not applicable.


 OFFERING PRICES OF ACQUISITION VALUATION OF SECURITIES OF THE TRUST

     44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.


               (1) The source of quotations used to determine the value of portfolio securities.

               (2) Whether opening, closing, bid, asked or any other price is used.

               (3) Whether price is as of the day of sale or as of any other time.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

               (6)  Whether adjustments are made for fractions:

                    (i)  before adding distributor's compensation (load) and


                    (ii) after adding distributor's compensation (load).


                    Reference is made to the information provided in Item
                    (24)(A).

          (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                                    Not applicable.

          (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                                    Not applicable.


     45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:


          (a)  By whose action redemption rights were suspended.


          (b) The number of days' notice given to security holders prior to suspension of redemption rights.


          (c)  Reason for suspension.

          (d)  Period during which suspension was in effect

                                    Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

     46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

               (1) The source of quotations used to determine the value of portfolio securities.

               (2) Whether opening, closing, bid, asked or any other price is used.

               (3) Whether price is as of the date of sale or as of any other time.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accruals for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

               (6)  Whether adjustments are made for fractions.

                    Reference is made to the information provided in Item
                    (10)(d) and Item (24)(A).

                  (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.


                           Reference is made to the information provided in Item (10)(d) and Item (24)(A).

                            As of 12/31/99                   Redemption Price

                                                             $791.30


PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

     47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

               Reference is made to information provided in answers to Item
               (10)(d), Item (14) and Item (16) above.

V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. Furnish the following information as to each trustee or custodian of the trust:

          (a)  Name and principal business address.

          (b)  Form of organization.

          (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

          (d)  Name of governmental supervising or examining authority.


               The Trustee is the Bank , a national banking association with its principal executive office located at 100 North Tryon St., Charlotte, NC 28255. The Trustee is subject to supervision by the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.


               U.S. Bank National Association is a national banking association with its principal executive office located at 180 East Fifth Street, St. Paul, MN 55101. USBNA is subject to supervision by the Office of the Comptroller of the Currency.


     49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

               Reference is made to the information provided in answer to Item
               (13)(a)(D), above.

               The Bank is responsible for paying USBNA's fees (currently $6,000 annually).

     50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.


               Reference is made to information provided in answer to Item
               (13)(a)(D) above.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

     51. Furnish the following information with respect to insurance of holders of securities:

          (a)  The name and address of the insurance company.

          (b)  The types of policies and whether individual or group policies.

          (c)  The types of risks insured and excluded.

          (d)  The coverage of the policies.

          (e) The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

          (f)  The terms and manner of cancellation and of reinstatement.

          (g) The method of determining the amount of premium to be paid by holders of securities.

          (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.


          (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                    Not applicable.


VII. POLICY OF REGISTRANT

     52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.


                    Reference is made to the information provided in answer to Item (16) above.


          (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

               (1)  Title of security.

               (2)  Date of elimination.

               (3)  Reasons for elimination.

               (4) The use of the proceeds from the sale of the eliminated security.

               (5)  Title of security substituted, if any.

               (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

               (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                         Not applicable.

          (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

               (1)  The grounds for elimination and substitution.


               (2) The type of securities which may be substituted for any underlying security.


               (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries.

               (4) Whether such substituted securities may be the securities of another investment company.

               (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.


                    Reference is made to the information provided in answer to Item (16) above.


          (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                    Not applicable.


          (e) Provide a brief statement disclosing whether the trust and its principal underwriter have adopted codes of ethics under rule 17j-1 of the Act and whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the trust.

               The Trust and its Depositor have adopted a Code of Ethics. Personnel of the Depositor may purchase securities. However, they may not purchase securities owned by the Trust. These Codes of Ethics can be reviewed and copied at the Commission's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. These Codes of Ethics are available on the EDGAR Database on the Commission's Internet site at http: // www.sec.gov. Copies of these Codes of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, D.C. 20549-0102.




REGULATED INVESTMENT COMPANY

     53.  (a)  State the taxable status of the trust.


          (b) State whether the trust qualified for the last taxable year as a RIC as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

               The Trust qualified as a RIC as defined in Section 851 of the Internal Revenue Code of 1954 for the year ended December 31, 1999.


VIII. FINANCIAL AND STATISTICAL INFORMATION

      54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:


----------------------------------------------------------------------------------------------------------------------


                      As at the end of each of registrant's past 10 fiscal years (December 31)

----------------------------------------------------------------------------------------------------------------------


           Year                     Total number of shares      Asset value per share      Dividends paid per share
           1999                                                                              (if other than cash,
                                                                                                   explain)

                                          9,000,000                    $791.30                      $25.94
                                          =========                    =======                      ======




                    (Items 55, 56, 57 and 58 are inapplicable since they relate only to periodic payment plan certificates.)


     59.  Financial Statements

          Financial Statements of the Trust (for the year ended December 31,
          1999)

               Report of Independent Accountants
               Statement of Assets and Liabilities
               Statement of Operations
               Statement of Changes in Net Assets
               Notes to Financial Statements

         Consent of Independent Accountants

                    See pages 54 to 62

         Financial Statements of the Depositor
         (for the year ended December 31, 1999)

               Balance Sheet (unaudited)

                    See pages 63 to 64

PricewaterhouseCoopers [LOGO]

------------------------------------------------------------------------------
                                        |
                                        |  PricewaterhouseCoopers LLP
                                        |  Bank of America Corporate Center
                                        |  Suite 5400
                                        |  100 N. Tryon Street
                                        |  Charlotte  NC 28202
                                        |  Telephone  (704) 344 7500





                       Report of Independent Accountants


To the Trustee and Unitholders
   of Amadeo Trust


In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Amadeo Trust (the "Fund") at December 31, 1999, the results of its operations and changes in its net assets for the period from inception (June 30, 1999) to December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 1999 by correspondence with the custodian, provides a reasonable basis for the opinion expressed above.






/s/  PricewaterhouseCoopers LLP
March 28, 2000
Charlotte, North Carolina

                                 Amadeo Trust
                             Financial Statements
                               December 31, 1999




Table of Contents                                                        Page
------------------------------------------------------------------------------

Statement of Assets & Liabilities                                          1

Statement of Operations                                                    2

Statement of Changes in Net Assets                                         3

Notes to Financial Statements                                            4 - 6



                                                            Amadeo Trust
                                                 Statement of Assets and Liabilities
                                                          December 31, 1999
                                                       (Dollars in Thousands)


                    Assets
     Principal      Investment in asset backed securities, at fair value (Note 1)
      Amount
  ----------------
                         Bank of America Auto Owner Trust 1999-A:
     $    279,581            Class A-1 Note 5.31%, 7/18/2000 (cost of $279,609)                         $    279,287
        2,904,000            Class A-2 Note 5.85%, 11/19/2001 (cost of $2,908,182)                         2,890,469
        2,410,000            Class A-3 Note 6.41%, 4/18/2003 (cost of $2,419,250)                          2,388,881
          508,232            Class A-4 Note 6.54%, 11/18/2003 (cost of $511,485)                             502,451
          385,168            Class B Certificate 6.93%, 6/18/2007 (cost of $386,880)                         380,169
  ----------------                                                                                      ------------
        6,486,981        Asset backed securities (cost of $6,505,406)                                      6,441,257

                         Bank of America Auto Owner Trust 1999-A residual certificate 13.85%(1),
                             6/18/2007(1) (cost of $299,078)                                                 302,771
                                                                                                        ------------
                         Total investments (cost of $6,804,484)                                            6,744,028
                                                                                                        ------------

                    Receivables
                             Principal paydowns receivable                                                   327,538
                             Interest receivable                                                              50,082
                                                                                                        ------------
                             Total receivables                                                               377,620
                                                                                                        ------------

                    Distributable principal and interest
                             Principal                                                                            65
                             Interest                                                                             13
                                                                                                        ------------
                             Total distributable principal and interest                                           78
                                                                                                        ------------

                    Total assets                                                                          $7,121,726
                    Net Assets
                    Cost of trust assets                                                                  $6,804,484
                    Net unrealized depreciation                                                              (60,456)
                                                                                                        ------------
                             Total investment assets                                                       6,744,028


                    Distributable principal                                                                  327,603
                    Distributable interest                                                                    50,095

                                                                                                        ------------
                             Net assets                                                                   $7,121,726
                                                                                                        ============


                    Net asset value per unit (9,000,000 units outstanding)                              $     791.30
                                                                                                        ============



(1) The interest rate and maturity date shown reflect the estimated yield to maturity and expected maturity.


                    The accompanying notes are an integral part of these financial statements.





                                                            Amadeo Trust
                                                       Statement of Operations
                               For the Period From Inception (June 30, 1999) Through December 31, 1999
                                                       (Dollars in Thousands)




Investment income
      Interest income                                                                          $    280,111
                                                                                              -------------
Unrealized gain (loss) on investments (Note 1)

      Change in unrealized appreciation (depreciation) of investments
          Unrealized appreciation (depreciation) of asset backed securities
              Beginning of period                                                                         -
              End of period                                                                         (64,149)
          Net change in unrealized depreciation of asset backed securities                          (64,149)
          Unrealized appreciation (depreciation) of residual certificate
              Beginning of period                                                                         -
              End of period                                                                           3,693
                                                                                              -------------
          Net change in unrealized appreciation of residual certificate                               3,693
                                                                                              -------------
              Net change in unrealized depreciation of investments                                  (60,456)
                                                                                              -------------

      Net increase in net assets resulting from operations                                     $    219,655
                                                                                              =============



                    The accompanying notes are an integral part of these financial statements.



                                                   Amadeo Trust
                                        Statement of Changes in Net Assets
                      For the Period From Inception (June 30, 1999) Through December 31, 1999
                                              (Dollars in Thousands)



Increase in net assets resulting from operations
      Investment income                                                                       $     280,111
      Net change in unrealized depreciation of investments                                           (60,456)
                                                                                              ---------------
          Net increase in net assets resulting from operations                                      219,655
                                                                                              ---------------


Distributions to unit holders (Note 2)
      Net investment income                                                                          (233,460)
      Return of capital from principal paydowns                                                    (2,153,160)
                                                                                              ---------------
          Total distributions                                                                      (2,386,620)
                                                                                              ---------------




          Net decrease in net assets                                                               (2,166,965)


Net assets
      Beginning of period                                                                           9,288,691
                                                                                              ---------------
      End of period (including distributable principal and interest of $377,698)                $   7,121,726
                                                                                              ===============



                    The accompanying notes are an integral part of these financial statements.


Amadeo Trust
Notes to Financial Statements


1.       Summary of Significant Accounting Policies

Amadeo Trust (the "Trust") was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement ("Indenture"), dated June 30, 1999, and is registered under the Investment Company Act of 1940. The Indenture provides that in no event shall the Trust continue beyond the last business day of 2007. Amadeo, Inc. ("Amadeo"), a wholly-owned subsidiary of Bank of America, N.A., owns substantially all of the outstanding units of the Trust. Bank of America, N.A., a national bank subsidiary of Bank of America Corporation, is the trustee ("Trustee") of the Trust, and acts as custodian of the securities held by the Trust.

On June 30, 1999, Amadeo deposited asset backed securities into the Trust. Simultaneously with the deposit of the notes and certificates, the Trust issued 9,000,000 units of beneficial interest to Amadeo. Amadeo subsequently donated 125 units to charitable organizations.

Basis of Presentation. The Trust's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reported period. Actual results could differ from those estimates.

Securities Valuation. Securities owned are stated at fair value, which is determined by an independent pricing service approved by the Trustee. Valuations are based on a matrix system provided by the pricing service that gives consideration to such factors as yields, maturities, prepayment speeds, default rates, and ratings on comparable securities. Fair value on the date of deposit (June 30, 1999) represents the cost to the Trust based on the independent pricing service valuation at that date. The difference between cost and fair value is reported as unrealized appreciation (depreciation) of investments.

The residual certificate owned is stated at fair value, based on a valuation provided by an independent pricing service approved by the Trustee. The valuation is based on the estimated cash flows available to the holder of the residual certificate and gives consideration to the discount rate, prepayment speeds, and credit loss estimates. Each of these factors can be significantly affected by changes in the interest rate environment, the credit and collateral quality of the underlying loans, and other economic factors. Although management believes the fair value of the residual certificate is reasonable given current market conditions, the assumptions used are estimates and actual experience may vary from these estimates. Differences in the actual prepayment speed and loss experience, and assumptions other than those applied for valuation purposes could have a significant effect on the estimated fair value of the residual certificate.

Securities Transactions and Investment Income. Securities transactions are accounted for on a trade date basis. Realized gains and losses are computed based on the specific identification method.

Interest income on the Class A Notes and Class B Certificates is earned and recorded on the accrual basis. Premiums on the notes and certificates are amortized using the effective interest method over the expected lives of the respective securities.

Unitholder Transactions. Distributions to unitholders, which include net cash collections of investment income and return of capital from paydowns received on investments held, are distributed on the day of receipt by the trust (approximately 18 days after month-end or the next succeeding business day).

Interest income on the residual certificate is computed on the basis of the estimated effective yield to maturity based on estimated cash flows. Estimated cash flows are periodically re-evaluated and adjustments are made to the allocation of expected cash receipts between principal and interest.

Unitholder Transactions. Distributions to unitholders, which include net cash collections of investment income and return of capital from paydowns received on investments held, are distributed on the day of receipt by the trust (approximately 18 days after month-end or the next succeeding business day).

Income Taxes. No provision for federal income taxes has been made in the accompanying financial statements because the Trust will elect and intends to continue to qualify for the tax treatment applicable to regulated investment companies under Section 851 of the Internal Revenue Code. Under existing law, if the Trust so qualifies, it will not be subject to federal income tax on net investment income and capital gains distributed to unitholders. Distributions to unitholders of the Trust's net investment income are taxable as ordinary income to unitholders. Capital gains distributions are taxable as capital gains to unitholders.

Expenses.  The Trustee pays all expenses for the Trust.

2.       Distributions of Income and Redemption of Units

The Indenture requires that the net investment income of the Trust and the proceeds from the maturity of securities (to the extent that the proceeds are not used to redeem units), be distributed to unitholders monthly.

Units are not registered under the Securities Act of 1933, as amended. No unit purchases or sales occurred in 1999. Units are redeemed at a price based on the unit's net asset value multiplied by the number of units tendered.

The Trust Agreement requires the Trust to redeem units tendered for redemption, to the extent that such units are not purchased by Amadeo, at a price based on current valuations obtained from one or more approved pricing services.

The tax character of distributions paid during 1999 was as follows (000's):
             Distributions paid from:
             Ordinary income                        $  233,460
             Return of capital                       2,153,160
                                                    ----------
                                                    $2,386,620
                                                    ==========

1.       Original Cost to Unit Holders

The original cost to investors represents the aggregate initial offering price as of the date of deposit exclusive of accrued interest. A reconciliation of the original cost of units to investors to the net amount applicable to investors at December 31, 1999 is as follows (000's):

Original cost to investors                         $9,288,691
             Less:
             Cost of principal paydown
                 since date of deposit             (2,484,207)
             Net unrealized depreciation              (60,456)
             Principal paydown receivable             327,538
             Interest receivable                       50,082
             Distributable principal and interest          78
                                                   ----------
                                                   $7,121,726
                                                   ==========

1.   Financial Highlights (000's)


                                                                       For the period from
                                                                    inception (June 30, 1999)
                                                                      to December 31, 1999
                                                                    -------------------------

             Per Unit Operating Performance:*
             Net asset value, beginning of period                           $1,032.08
                                                                           ------------
             Income from investment operations
                Net investment income                                           31.12
                Net unrealized loss on investments                              (6.72)
                                                                           ------------
             Total from investment operations                                   24.40
                                                                           ------------

             Less distributions
                Net investment income                                          (25.94)
                Return of capital from principal paydowns                     (239.24)
                                                                           ------------
                                                                              (265.18)

                                                                           ------------
             Net asset value, end of period                                $   791.30
                                                                           ============

             Total return (annualized)                                           4.73%

             Ratio of net investment income
                to average net assets (annualized)                               6.69%


* Selected data for a unit outstanding throughout the period.


(1) Such ratio excludes the effect of dividend reinvestment. The Trust did not provide for dividend reinvestment in 1999.

PricewaterhouseCoopers [LOGO]

------------------------------------------------------------------------------
                                        |
                                        |  PricewaterhouseCoopers LLP
                                        |  Bank of America Corporate Center
                                        |  Suite 5400
                                        |  100 N. Tryon Street
                                        |  Charlotte  NC 28202
                                        |  Telephone  (704) 344 7500




                      Consent of Independent Accountants




We consent to the incorporation by reference in the Registration Statement on Form N-8B-2 (File No. 811-09409) of our report dated March 28, 2000 on our audit of the financial statements of Amadeo Trust as of December 31, 1999 and for the period then ended, which is included in this Registration Statement of Unit Investment Trust.






/s/  PricewaterhouseCoopers LLP
March 28, 2000
Charlotte, North Carolina

                                 Amadeo, Inc.
                             Financial Statements
                               December 31, 1999





Table of Contents                                                       Page
------------------------------------------------------------------------------
Balance Sheet                                                             1

Income Statement*                                                        N/A
   * No profit and loss activity for Amadeo, Inc. for the year end December 31, 1999. Therefore, an income statement is not included in this filing.

                                 Amadeo, Inc.
                                 Balance Sheet
                               December 31, 1999
                                  (Unaudited)




      (Dollars in Thousands)

      Assets

      Investment in subsidiary                                   $  6,794,715
                                                                 ------------

          Total assets                                           $  6,794,715
                                                                 ============

      Stockholders' equity

      Common stock, $10 par value, 100shares                     $         10
      Additional paid-in capital                                    6,794,705
                                                                 ------------

          Total stockholders' equity                              $ 6,794,715
                                                                  ===========

                                                  SIGNATURE PAGE


Pursuant to the requirements of the Investment Company Act of 1940, Amadeo, Inc., the depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of Las Vegas, and State of Nevada on the 29th day of June, 2000.



                                               AMADEO TRUST



                                        By:     AMADEO, INC.
                                                Depositor


                                        By: /s/ Stacey Almond
                                            ----------------------------------
                                            Stacey Almond


                                     Title:  President


(SEAL)

Attest:




By: /s/ Kristin M. Loucks
    -------------------------
    Name:   Kristin M. Loucks
    Title:  Vice President

                                 EXHIBIT INDEX





A.   (1)  (a)  Trust Indenture and Agreement for Amadeo Trust*

          (b)  Amendment No. 1 to Trust Indenture and Agreement

     (2) Administrative Agreement between Nationsbank, N.A. and U.S. National Bank*


     (3)  Not applicable.


     (4) Service Agreement for Transfer Agent Services among NationsBank, N.A. Amadeo, Inc. and ChaseMellon Shareholder Services, L.L.C.*

     (5)  Not applicable.

     (6)  (a) Certificate of Incorporation of Amadeo, Inc.*

          (b) Bylaws of Amadeo, Inc.*


     (7)  Not applicable.


     (8)  Not applicable.

     (9)  Agreement between Amadeo, Inc. and Amadeo Trust*

     (10) Not applicable.

     (11) Codes of Ethics.



A.   Not applicable.


C.   Not applicable.


* Incorporated by reference to the corresponding Exhibits of the Registration Statement filed with the SEC on August 13, 1999

                                                             EXHIBIT (A)(1)(b)

               AMENDMENT NO. 1 TO TRUST INDENTURE AND AGREEMENT

         This Amendment No. 1, dated as of May 24, 2000 (the "Amendment") among Amadeo, Inc., as depositor (the "Depositor"), Bank of America, National Association (as successor to NationsBank, N.A.), as trustee (the "Trustee") and Bank of America, National Association (as successor to NationsBank, N.A.) in its individual capacity (the "Bank");

         WHEREAS, the parties hereto have entered into a Trust Indenture and Agreement effective June 30, 1999;

         WHEREAS, the parties hereto desire to amend Section 3.12 of the Trust Indenture and Agreement;

         NOW, THEREFORE, the parties hereto agree as follows:

                             PRELIMINARY STATEMENT

         The Depositor wishes to amend the Trust Indenture and Agreement to require all Replacement Securities and Reinvestment Securities to have a maturity date on or prior to the Mandatory Termination Date.

         Section 1. Amendment to Section 3.12. (a) Section 3.12(a)(1) of the Trust Indenture and Agreement is hereby amended to read in its entirety as follows:

             "the Replacement Securities are substantially similar to the Securities in the Trust and do not have a maturity date after the Mandatory Termination Date;"

         (b) Section 3.12(b)(1) of the Trust Indenture and Agreement is hereby amended to read in its entirety as follows:

             "the Reinvestment Securities are substantially similar to the Securities in the Trust and do not have a maturity date after the Mandatory Termination Date;"

         Section 2. Effect of Amendment. The effective date of this Amendment shall be the date hereof. Except as modified and expressly amended by this Amendment, the Trust Indenture and Agreement is in all respects ratified and confirmed, and all the terms, provisions and conditions thereof shall be and remain in full force and effect. On and after the effective date hereof, all references in the Trust Indenture and Agreement to "this Indenture", "hereto", "hereof", "hereunder" or words of like import refer to the Trust Indenture and Agreement as amended by this Amendment.

         Section 3. Binding Effect. The provisions of this Amendment shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto, and all such provisions shall inure to the benefit of the Trustee and the related Unitholders.

         Section 4. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of New York, without regard to the conflicts of laws principles thereof.

         Section 5. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original , but all of which together shall constitute but one and the same instrument.

         Section 6. Section Headings. The section headings herein are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

                                     * * *

         IN WITNESS WHEREOF, the Depositor, the Trustee and the Bank have caused their names to be signed hereto by their respective officers thereunto duly authorized, all as of the day and year first above written.

                                         AMADEO, INC., Depositor

                                         By:   /s/ Kristin M. Loucks
                                               ---------------------------
                                               Name:     Kristin M. Loucks
                                               Title:    Vice President

                                         BANK OF AMERICA, NATIONAL ASSOCIATION,
                                         (as successor to NationsBank, N.A.),
                                         as Trustee


                                         By:   /s/ Al de Molina
                                               ----------------------
                                               Name:     Al de Molina
                                               Title:    Treasurer

                                         BANK OF AMERICA, NATIONAL ASSOCIATION,
                                         (as successor to NationsBank, N.A.),
                                         in its individual capacity


                                         By:   /s/ Al de Molina
                                               ----------------------
                                               Name:     Al de Molina
                                               Title:    Treasurer

                                                              EXHIBIT (A)(11)
                                 AMADEO TRUST
                                 AMADEO, INC.

                             ---------------------

                           Standards and Procedures
                                   Regarding
                             Conflicts of Interest

                             ---------------------

                                Code of Ethics
                                      And
                            Reporting Requirements

The Securities and Exchange Commission, in Investment Company Act Release No. 11421, adopted Rule 17j-1 "to provide guidance to investment companies as to the minimum standards of conduct appropriate for persons who have access to information regarding the purchase and sale of portfolio securities by investment companies." The Rule requires registered investment companies, their investment advisers and their principal underwriters to adopt codes of ethics and reporting requirements to guard against violations of the standards set forth in the Rule and the principles provided below and to establish guidelines for the conduct of persons who (1) may obtain material non-public information concerning securities held by or considered for purchase or sale by any series of the Amadeo Trust ("Trust") or (2) may make any recommendation or participate in the determination of which recommendation shall be made concerning the purchase or sale of any securities by the Trust. Persons subject to this Code are also subject to the Bank of America's Policies and Procedures Designed to Prevent Insider Trading.

This Code of Ethics ("Code") consists of six sections -
1. Statement of General Principles; 2. Definitions; 3. Exempted Transactions; 4. Prohibitions; 5. Reporting Requirements; and
6.  Sanctions.

I.       Statement of General Principles

       The Code is based upon the principle that the officers, directors and employees of the Trust or its depositor, Amadeo, Inc. ("Amadeo"), owe a fiduciary duty to, among others, the unitholders of the Trust, to conduct their personal securities transactions in a manner which does not interfere with Trust, portfolio transactions or otherwise take unfair advantage of their relationship to the Trust. In accordance with this general principle, persons covered by the Code must: (1) place the interests of unitholders of the Trust first; (2) execute personal securities transactions in compliance with the Code; (3) avoid any actual or potential conflict of interest and any abuse of their positions of trust and responsibility; and (4) not take inappropriate advantage of their positions. For example, a person who learns of a corporate opportunity due to their position shall not take advantage of and profit from such opportunity. It bears emphasis that technical compliance with the Code's procedures will not automatically insulate from scrutiny trades which show a pattern of abuse of the individual's fiduciary duties to the Trust. In addition, a violation of the general principles of the Code may constitute a punishable violation.

II.      Definitions

         As used herein:

         (1) "Access Person" shall mean any director, officer or advisory person of the Trust or of Amadeo, Inc.

       A List of persons deemed to be Access Persons of the entities subject to this Code is attached as an exhibit hereto.

       For purposes of this section "advisory person" shall mean any employee of the Trust or Amadeo who, in connection with his or her regular functions or duties, makes, participates in, or obtains information, regarding the purchase or sale of a security by the Trust or whose functions relate to the making of any recommendations with respect to such purchases or sales.

       "Investment Personnel" and "Portfolio Managers" defined below are in each case also "Access Persons."

         (2) "Beneficial ownership" shall be interpreted in accordance with the definition set forth in Rule 16a-1(a)(2) under the Securities Exchange Act of 1934. Section 16a-1(a)(2) specifies that a person will be deemed to be the "beneficial owner" of securities that such individual, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares in the opportunity to profit or share in any profit derived from a transaction in the subject security. In addition, a person will be deemed to be the beneficial owner of securities:

              (a) held by members of such person's immediate family sharing the same household;

              (b) held by a general or limited partnership for which such person is a general partner;

              (c)  held in a trust:

                   (i) of which such person is trustee and the trustee or members of his or her immediate family have a pecuniary interest in the trust;

                   (ii) in which such person has a vested beneficial interest or shares in investment control with the trustee;

                   (iii) of which such person is settlor and which the settlor has the power to revoke the trust without consent of the beneficiaries; or

                   (iv) certain other trusts as set forth in Rule 16a-1(a)(2)
                        under the Securities Exchange Act of 1934.

       A person will not be deemed to be the beneficial owner of securities held in the portfolio of a registered investment company solely by reason of his or her ownership of shares or units of such registered investment company.

         (3) "Control" shall have the same meaning as set forth in Section 2(a) (9) of the Investment Company Act of 1940.

         (4) "Investment Personnel" shall mean any employee of Amadeo, Inc. who acts as a Portfolio Manager or as an analyst or trader who provides information or advice to the Portfolio Manager or who helps execute the Portfolio Manager's decisions. A list of persons deemed to be Investment Personnel of the entities subject to this Code is attached as an exhibit hereto.

         (5) "Portfolio Manager" shall mean any employee of Amadeo, Inc. who is entrusted with the direct responsibility and authority to make investment decisions affecting the Trust. A list of persons deemed to be Portfolio Managers of the Trust is attached as an exhibit. Portfolio Managers are also Investment Personnel and Access Persons by definition.

         (6) "Purchase or sale of a security" shall include any transaction in which a beneficial interest in a security is acquired or disposed of, including but not limited to the writing of an option to purchase or sell a security or the cancellation of a good-until-canceled order.

         (7) "Security" shall mean any stock, bond, debenture, evidence of indebtedness or in general any other instrument defined to be a security in Section 2(a)(36) of the Investment Company Act of 1940 except that it shall not include securities issued by the Government of the United States, short term debt securities which are "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, bankers' acceptances, bank certificates of deposit, commercial paper and shares of registered open-end investment companies.

       A security is "being considered for purchase or sale" when a recommendation to purchase or sell a security has been made and communicated and, with respect to the person making the recommendation, when such person considers making such recommendation.

         (8) "Eligible Security" shall mean securities which are current holdings of the Trust or identified as eligible for purchase by the Trust.

III.     Exempted Transactions

         The prohibitions of Section IV of this Code shall not apply to:

         (1) Purchases or sales affecting any account over which the party involved has no direct or indirect influence or control such as accounts managed by independent managers who exercise investment discretion;

         (2) Purchases or sales which are non-volitional on the part of either the party involved or the Trust;

         (3) Purchases which are part of an automatic dividend reinvestment plan.

         (4) Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

       The fiduciary principles set forth in Section 1 shall nevertheless apply to the above described transactions.

IV.      Prohibitions

         (1) Transactions Requiring Pre-Clearance: Unless previously cleared in the manner described in paragraph (8) below, no Access Person shall purchase or sell the following securities for his or her own account or for any account in which he or she has any beneficial ownership:

              (a) securities offered in an initial public offering or in private placement; and

              (b)  Eligible Securities.

         (2) No Trades When Trust Has Pending "Buy" or "Sell": No Portfolio Manager shall execute a securities transaction on a day during which the Trust that is managed or surveyed by the company he is employed by has a pending "buy" or "sell" order in that same security until that order is executed or withdrawn. No other Access Person shall execute a securities transaction on a day during which the Trust has a pending "buy" or "sell" order in that same security until that order is executed or withdrawn if that person knows, or reasonably should have known, an order is pending. Trades made in violation of this prohibition shall be unwound or, if that is impractical, any profits realized must be disgorged to a charitable organization.

         (3) No Trades Within 7 Days of Trust Trades: No Portfolio Manager of the Trust shall purchase or sell any security within seven calendar days before or after the Trust he surveys or manages trades or considers to purchase or sell such security. Trades made in violation of this prohibition should be unwound or, if that is impractical, any profits realized must be disgorged to a charitable organization.

         (4)  Pre-clearance:

              (a) In General: An Access Person may request clearance of a transaction otherwise prohibited by paragraph (1) above prior to the placement of any order in connection therewith by submitting a written or oral request for clearance to the General Counsel of Bank of America or his designee. Unless specifically exempted herein, no such transaction may be effected without the prior clearance of the transaction. Clearance may be reflected in a written or an electronic report. Clearance shall be valid for three business days.

              (b) Initial Public Offerings/Private Placements: Requests from Investment Personnel for approval to purchase securities offered in an initial public offering ("IPO") or private placement must be submitted in writing to Bank of America's General Counsel or his designee prior to placing an order to purchase the securities. Unless specifically exempted herein, no such transaction may be effected without the prior clearance of the transaction. Clearance may be reflected in a written or an electronic report. Any approval shall be valid for three business days. Transactions may be approved only if the party clearing the transaction takes into account, among other factors, whether the investment opportunity should be reserved for the Trust and whether the opportunity is being offered to an individual by virtue of his or her position. In addition, Investment Personnel who receive authorization to purchase securities in a private placement have an affirmative duty to disclose that position to the General Counsel or his designee if he or she plays a role in the Trust's subsequent investment decision regarding the same issuer. Once such disclosure is made, the General Counsel or his designee shall assemble a commission of investment personnel with no personal interest in the issuer involved to independently review the Trust's investment decision.

V.       Reporting Requirement

         (1) Every Access Person shall report to the Legal Department of Bank of America details of each transaction by reason of which he or she acquires any direct or indirect beneficial ownership of any security (as defined in Section II herein). Notwithstanding the foregoing, an Access Person need not make a report pursuant hereto where such report would duplicate information recorded pursuant to Rules 204-2(a)(12) or 204-2(a)(13) under the Investment Advisers Act of 1940. In addition to the reporting requirement expressed above, Access Persons (other than directors who are not "interested persons") shall authorize the Legal Department to direct their broker or brokers to supply to the Legal Department, on a timely basis, duplicate copies of confirmations of all securities transactions and copies of periodic statements for all securities accounts involving securities in which such Access Person acquires or disposes of direct or indirect beneficial ownership. Such duplicate confirmations and periodic statements received during the prescribed period shall satisfy the reporting requirements set forth in this paragraph. Notwithstanding the provisions of this paragraph, a report shall not be required for purchases and sales in any account over which the party involved does not have direct or indirect influence or control such as a "wrap" account managed by an independent manager.

         (2) Every report required to be made pursuant to paragraphs 1 and 2 of this Section (other than duplicate copies of confirmations and periodic statements) shall be made not later than 10 days after the end of the calendar quarter in which the transaction to which the report relates was effected, and shall contain the following information:

              (a) the date of the transaction, the title and the number of shares, or principal amount of each security involved;

              (b) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

              (c)  the price at which the transaction was effected; and

              (d) the name of the broker, dealer or bank with or through whom the transaction was effected.

       Any such report may contain a statement that the report shall not be construed as an admission by the person making such report that he or she has or disposed of any direct or indirect beneficial ownership in the security to which the report relates.

         (3) The reporting requirements established pursuant to paragraphs 1 and 2 of this Section (other than duplicate copies of confirmations and periodic statements) shall apply only to transactions by an Access Person in securities in which such Access Person has, or by reason of such transaction acquires or disposes of, any direct or indirect beneficial ownership in the security.

         (4) Investment Personnel shall disclose to the General Counsel of Bank of America all personal securities holdings within 10 days of commencement of employment as an investment person and shall continue to disclose such holdings on an annual basis.

VI.      Sanctions

       Upon discovery of a violation of this Code, including either violations of the enumerated provisions or the general principles provided, the Trust or Amadeo may impose such sanctions as it deems appropriate. All material violations of this Code and any sanctions imposed with respect thereto shall be reported periodically to the President of Amadeo.